ENTERRA ENERGY TRUST IMPLEMENTS A NORMAL COURSE ISSUER BID

FOR ITS CONVERTIBLE DEBENTURES

Calgary, Alberta – (Marketwire – May 28, 2009) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces that it has made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") and its 8.00% convertible unsecured subordinated debentures (the "8.00% Debentures" and with the 8.25% Debentures, the "Debentures") through the facilities of the Toronto Stock Exchange (the "TSX") commencing June 1, 2009 and ending May 31, 2010, or on such earlier date as Enterra may complete its maximum allowable purchases under the bid as described below.

The 8.25% Debentures have a face value of $1,000 per debenture, a maturity date of December 31, 2012 and are convertible into trust units of Enterra at a price of $6.80 per trust unit.  The 8.25% Debentures pay interest semi-annually on June 30 and December 31.

The 8.00% Debentures have a face value of $1,000 per debenture, a maturity date of December 31, 2011 and are convertible into trust units of Enterra at a price of $9.25 per trust unit.  The 8.00% Debentures pay interest semi-annually on June 30 and December 31.

Enterra currently has $40,000,000 principal amount of the 8.25% Debentures outstanding.  A total of $4,000,000 principal amount of the 8.25% Debentures may be acquired under the bid, representing 10% of the "public float" of the 8.25% Debentures.  Enterra's daily purchase restriction under the bid is $4,000 principal amount of the 8.25% Debentures, subject to "block purchase" exemptions permitted by the rules of the TSX.  Enterra will acquire the 8.25% Debentures under the bid at the market price at the time of purchase, with the acquired 8.25% Debentures being cancelled.

Enterra currently has $80,331,000 principal amount of the 8.00% Debentures outstanding.  A total of $8,033,100 principal amount of the 8.00% Debentures may be acquired under the bid, representing 10% of the "public float" of the 8.00% Debentures.  Enterra's daily purchase restriction under the bid is $11,000 principal amount of the 8.00% Debentures, subject to "block purchase" exemptions permitted by the rules of the TSX.  Enterra will acquire the 8.00% Debentures under the bid at the market price at the time of purchase, with the acquired 8.00% Debentures being cancelled.

In the opinion of the board of directors of Enterra's administrator, the Debentures may be, from time to time, undervalued by the market, and the cost to Enterra of acquiring the Debentures under a normal course issuer bid is an expense prudently incurred by Enterra to increase unitholder value.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:
Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com